# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ModivCare Inc, CIK 0001220754
CUSIP: 60783X104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 6900 LAYTON AVENUE, 12TH FLOOR, DENVER, Colorado (CO), 80237
Date of event which requires filing of this statement: 11/09/2025
Amends the filing with accession number 0000950170-25-006492
Filed by CIK 0002036637
Persons authorized to receive notices and communications: AI Catalyst Fund, LP, Attention: David Mounts Gonzales, 1 W 4th Street, Suite 740, Winston-Salem, North Carolina (NC), 27101, 336-278-1935; Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- AI Catalyst Fund, LP (CIK 0002036637): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.9% of the class)
- The AI Catalyst Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.9% of the class)
- Gonzales David Mounts (CIK 0001996777): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ModivCare Inc
Address of issuer's principal executive offices: 6900 LAYTON AVENUE, 12TH FLOOR, DENVER, Colorado (CO), 80237

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On November 9, 2025, Mr. Mounts Gonzales resigned from the Board of Directors of the Issuer (the "Board"), effective immediately. The Reporting Persons have engaged, and intend to continue to engage, in communications with the Board regarding the Reporting Persons' investment in the Issuer and interests as stockholders of the Issuer, including, without limitation, with respect to the Issuer's previously announced filing for voluntary Chapter 11 protection in U.S. Bankruptcy Court and its restructuring process.

## Signatures
- AI Catalyst Fund, LP: /s/ David Mounts Gonzales, David Mounts Gonzales, President and Sole Managing Member of The AI Catalyst Fund GP, LLC, the General Partner of The AI Catalyst Fund, LP (11/12/2025)
- The AI Catalyst Fund GP, LLC: /s/ David Mounts Gonzales, David Mounts Gonzales, President and Sole Managing Member (11/12/2025)
- Gonzales David Mounts: /s/ David Mounts Gonzales, David Mounts Gonzales (11/12/2025)